Exhibit 99.1

PERNOD RICARD & CORBY DISTILLERIES TO CLOSE

TRANSACTION NO LATER THAN SEPTEMBER 29, 2006

June 29, 2006 – Pernod Ricard S.A. and Corby Distilleries Limited announced today that, for administrative reasons, the previously disclosed transaction between the companies is expected to close no later than September 29, 2006, rather than July 2, 2006.  All other terms of the transaction remain the same.

As previously disclosed, Corby entered into an agreement with Pernod Ricard S.A. regarding the Canadian representation of Pernod Ricard’s brands, production of Corby’s owned-brands, an exchange of certain assets and a combined strategic approach to the Canadian market.  Pernod Ricard owns 51% of the Voting Class A common shares (and 46% of the total equity) of Corby and is considered to be Corby’s ultimate parent.

As of April 1, 2006, Corby and Pernod Ricard have been operating as one integrated company in Canada in accordance with the terms of the agreement.  The reorganization of both companies’ Canadian operations contemplated by the transaction has been largely implemented and Corby began earning commission income on the new additions to the brand portfolio effective April 1, 2006.

Corby’s portfolio of owned-brands include some of the most renowned and respected brands in Canada, including Wiser’s rye whiskies, Lamb’s rum and Polar Ice vodka.  The addition of Pernod Ricard's brands solidifies Corby's number-two ranking in the Canadian market, while further enhancing the company's premium portfolio.  Through its affiliation with Pernod Ricard, Corby continues to represent leading international marques such as Ballantine's scotch, Beefeater gin, Malibu rum, Kahlúa liqueur, Mumm and Perrier Jouët champagnes.  The transaction also added such globally-renowned brands as Chivas Regal and The Glenlivet scotches, Jameson Irish whiskey, Havana Club rum, Jacob’s Creek and Wyndham Estate wines.

The existing Voting Class A Common Shares and Non-voting Class B Common Shares of the company are traded on the Toronto Stock Exchange under the symbols CDL.A and CDL.NV.B.

Pernod Ricard is listed on the Euronext Paris Sa First Market of the Paris Stock Exchange under the symbols PERP.PA (Reuters) and RI FP (Bloomberg). The Group is a component of the CAC 40 index value.

This press release contains certain forward-looking statements relating, but not limited to, Corby’s operations and business prospects. Forward-looking information typically contains statements with words such as “anticipate, “believe”, “expect” or similar words suggesting future outcomes.  Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to economic, competitive and industry conditions. Corby disclaims any responsibility to update any such forward-looking statements.

For more information, please contact:

PERNOD RICARD SA	CORBY DISTILLERIES LIMITED
Francisco de la VEGA, Communications VP	Krystyna T. HOEG, President and CEO
Tel: +33 (0)1 41 00 40 96	John NICODEMO, VP, Finance and CFO
Patrick de BORREDON, Investor Relations VP	Tel.: +416 369 1859
Tel: +33 (0)1 41 00 41 71	www.corby.ca
www.pernod-ricard.com